Exhibit 99.1

CMGE Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

HONG KONG, China, May 18, 2015 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal from Orient Hongtai (Beijing) Investment Management Co., Ltd. (“Orient Investment”), a subsidiary of Orient Securities Company Limited (“Orient Hongtai”), to acquire all of the outstanding shares of the Company, including ordinary shares represented by American depositary shares (the “ADSs”), for $1.5357 in cash per Class A or Class B ordinary share, or $21.5 in cash per ADS. A copy of the proposal letter is attached hereto as Exhibit A. Orient Investment has separately indicated to the Company that it has secured committed equity financing from certain of its affiliates and co-investors in an aggregate amount of RMB5 billion.

The proposal letter did not state any information pertaining to Orient Hongtai’s or Orient Investment’s current ownership of the Company’s ordinary shares or ADSs. The Company is not aware through public filings or other documents that Orient Hongtai or Orient Investment may beneficially own 5% or more of the Company’s ordinary shares. In addition, no members of the Board are affiliates of Orient Hongtai or Orient Investment.

The Company has retained Kirkland & Ellis to act as its U.S. counsel and expects to engage a financial advisor to assist it in its review and evaluation of the proposal.

The Company cautions its shareholders and others considering trading its securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal yet, nor has the Board made any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai, Hong Kong, Tokyo, Taipei and Seoul. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding potential risks and uncertainties is included in CMGE’s annual report on Form 20-F for the year ended December 31, 2014 and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

CONTACT: For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com

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Exhibit A

Preliminary Non-binding Proposal to Acquire

China Mobile Games and Entertainment Group Limited

May 18, 2015

The Board of Directors

China Mobile Games and Entertainment Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District,

Guangzhou, People’s Republic of China

Dear Sirs:

Orient Hongtai (Beijing) Investment Management Co., Ltd., a subsidiary of Orient Securities Company Limited (“Orient Hongtai”), is pleased to submit this preliminary non-binding proposal to acquire all of the outstanding Class A and Class B ordinary shares of China Mobile Games and Entertainment Group Limited (the “Company”) and all of the American Depositary Share of the Company (“ADS”, each representing fourteen Class A ordinary shares of the Company) (the “Acquisition”).

We believe that our proposal as outlined below provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a 5.50%, 4.72%, 11.28% and 13.04% premium to the volume-weighted average closing price of the ADSs on the last trading day and during the last 30, 60 and 120 trading days, respectively.

Because of our conviction and readiness to act quickly and decisively should the Board accept our proposal, we have carefully prepared this proposal to provide a high level of detail in our terms and conditions. We are confident in our ability to consummate an Acquisition as described in this letter.

1. Purchase Price. We propose to acquire all of the outstanding shares and ADSs of the Company at a purchase price in cash equal to US$1.5357 per Class A ordinary share (the “Per Share Merger Price”), US$1.5357 per Class B ordinary share and US$21.5 per ADS, through a one-step merger of a newly formed acquisition vehicle with and into the Company.

2. Process and Timeline. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition within two weeks, or sooner if the Company is prepared to expedite the negotiations. We have engaged Wilson Sonsini Goodrich & Rosati, P.C. to advise us in connection with the Acquisition and they are prepared to engage immediately. If accepted, we are also confident we can close the Acquisition quickly after shareholder approval is received.

3. Funding. We intend to finance the Acquisition with equity capital be provided by Orient Hongtai, its affiliates and its co-investors. The Acquisition will not be subject to any financing condition.

4. Escrow. Based on our confidence and decisiveness, our proposal would also provide a reverse termination fee in a RMB escrow account of up to RMB 300 million, provided that the Company would agree to a Company termination fee of the same amount. We would fund such RMB escrow promptly after the signing of the Definitive Agreements.

5. Options, Restricted Share Units and Warrants. We intend to pay for all the in-the-money options and warrants of the Company (whether vested or unvested) at the time of the closing of the Acquisition, at a price equal to the difference between the respective exercise price and the Per Share Merger Price. We also intend to pay for all restricted share units of the Company at the time of the closing of the Acquisition at a price equal to the Per Share Merger Price.

6. Confidentiality. We request and are confident you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7. About Orient Hongtai. Orient Hongtai manages two private equity funds with more than RMB 3 billion under management, and is a wholly-owned subsidiary of Orient Securities Company Limited. Orient Securities is a major Chinese investment bank listed on the Shanghai Stock Exchange, providing full financial services including investment banking, brokerage, asset management, and investment advisory service. As of May 15, 20 15, Orient Securities’ market capitalization was RMB 150 billion.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Orient Hongtai (Beijing) Investment Management Co., Ltd.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Director

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